Exhibit 21.1
SUBSIDIARIES OF THE REGISTRANT
We currently conduct our operations through subsidiaries.  The names and ownership structure of our subsidiaries as of January 19, 2016 are set forth in the chart below:
Name	Jurisdiction of Incorporation or Organization	Ownership Percentage
Metalline, Inc. ("Metalline")	Colorado, USA	100% by Silver Bull
Contratistas de Sierra Mojada S.A. de C.V.	Mexico	98% by Silver Bull and 2% by Metalline
Minera Metalin S.A. de C.V.	Mexico	99.998% by Silver Bull and 0.002% by Metalline
Minas de Coahuila SBR S.A. de C.V.	Mexico	100% by Minera Metalin S.A. de C.V.
Dome Ventures Corporation ("Dome")	Delaware, USA	100% by Silver Bull
Dome Asia Inc.	British Virgin Islands	100% by Dome
Dome Minerals Nigeria Limited	Nigeria	99.99% by Dome Asia Inc.
African Resources SARL Gabon	Gabon	100% by Dome Asia Inc.